1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

August 16, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of a new portfolio of the Fund, Global Quality Portfolio (the “Portfolio”), filed with the Commission on June 3, 2013.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 123 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about August 16, 2013.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.                            Please note that the following comments apply to each section of the registration statement, as applicable, and conforming changes, if any, should be made accordingly.

Response 2.          We note that the comments to the registration statement apply to each section, as applicable, and conforming changes, if any, will be made accordingly.

Comment 3.                           Please supplementally confirm that the Fund has considered whether each Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 3.          We confirm that the Fund has considered and determined that the Portfolio’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 4.                            Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4.          The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROSPECTUS

Comment 5.                           Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses tables, if appropriate.

Response 5.          This line item is not applicable to the Portfolio at this time.

Comment 6.                           Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 6.          There is currently no provision for the recoupment or recapture of waived fees.

Comment 7.                            With respect to the fee waiver and/or expense reimbursement footnote, please supplementally confirm that such fee waiver and/or expense reimbursement will continue for at least one year from the effective date of the Fund’s registration statement.

Response 7.          Consistent with Instruction 3(e) to Item 3 of Form N-1A, the Fund hereby confirms that the fee waiver and/or expense reimbursement is expected to be in place for no less than one year from the effective date of the Fund’s registration statement, unless sooner discontinued by the Fund’s Board of Directors.

Comment 8.                            Please describe in the section of the Prospectus entitled “Portfolio Summary—Global Quality Portfolio—Principal Investment Strategies” the types of equity securities in which the Portfolio may invest.

Response 8.          We respectfully acknowledge your comment; however, the disclosure in the section of the Prospectus entitled “Additional Information about the Portfolio’s Investment Strategies and Related Risks” states that the equity securities in which the Portfolio may invest may include common stock and preferred stock, convertible securities and equity-linked securities, rights and warrants to purchase common stocks, depositary receipts, limited partnership interests and other specialty securities having equity features.

Comment 9.                            The disclosure in the first paragraph of the section of the Prospectus entitled “Portfolio Summary—Global Quality Portfolio—Principal Investment Strategies” states that the Adviser “…seeks long-term capital appreciation by investing primarily in equity securities of high quality companies...” (Emphasis added).  Please confirm whether this refers to companies that carry a rating in the top two ratings categories by Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or by Moody’s Investors Service, Inc. (“Moody’s”).

Response 9.          The quality of a company in which the Portfolio invests is determined by the Adviser’s investment process and by proprietary criteria of the Adviser, and is not determined by the ratings of S&P and Moody’s.

Comment 10.                     Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Response 10.        We confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Portfolio intends to invest its assets in investments that are economically tied to a number of countries throughout the world.

Comment 11.       The disclosure in the second paragraph of the section of the entitled “Portfolio Summary—Global Quality Portfolio—Principal Investment Strategies” states that the equity securities in which the Portfolio may invest include convertible securities.  If the convertible securities in which the Portfolio may invest may be rated below investment grade, please disclose this in the Principal Investment Strategy section.

Response 11.        The Portfolio may invest in convertible securities rated below investment grade; however, the Portfolio does not have a principal strategy to invest in convertible securities rated below investment grade. Disclosure regarding the Portfolio’s investment in convertible securities rated below investment grade is included in the Statement of Additional Information under the section entitled “Investment Policies and Strategies—Equity Securities—Convertible Securities.”

Comment 12.       The disclosure in the section of the Prospectus entitled “Additional Information about the Portfolio’s Investment Strategies and Related Risks—Equity Securities” states that the Portfolio “may invest in equity securities that are publicly-traded on securities exchanges or over-the-counter (“OTC”) or in equity securities that are not publicly-traded.” (Emphasis added).  Please confirm supplementally that the equity securities traded OTC or that are not publicly-traded will meet the “high quality” standard.

Response 12.        The Portfolio will invest primarily in equity securities of high quality companies.  Such investments may include equity securities traded OTC or that are not publicly-traded.  The Portfolio may also invest in equity securities traded OTC or not publicly-traded that do not meet the high quality standard; however, such investments are not a principal strategy of the Portfolio.

Comment 13.       The Fund discloses that the Portfolio may engage in transactions involving various types of swaps.  To the extent the Portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment

Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which a Portfolio operates.

Response 13.        We are aware that the Commission or its Staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Portfolio operates.

Comment 14.       The disclosure in the section of the Prospectus entitled “Fund Management—Portfolio Management—Additional Information” states that the composition of the team may change from time to time.  Please confirm supplementally that the Fund will notify shareholders of any change in the team responsible for the day-to-day management of the Portfolio.

Response 14.        Consistent with Release No. IC-19382 (August 5, 1993), in the event there is a change in the team that affects the person(s) who are primarily responsible for the day-to-day management of the Portfolio, the Fund will notify shareholders of such change via a supplement.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 15.       The disclosure in the last paragraph on the cover page of the Statement of Additional Information states that “…the Portfolio’s assets may be concentrated in fewer securities than other funds.” Please replace the word “concentrated” with “focused.”

Response 15.        The disclosure has been revised accordingly.

Comment 16.       Please consider revising the disclosure in Fundamental Investment Restriction #7 to state that such policy applies to investments in a particular industry or group of industries. (Emphasis added).

Response 16.        We respectfully acknowledge your comment; however, we believe that the current policy is consistent with Section 8(b)(1)(E) of the Investment Company Act of 1940 and Form N-1A.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Joanne Antico of Morgan Stanley at (212) 296-6961 (tel) or (646) 225-5505 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Joanne Antico